UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-4174

A.	Full title of the plan:

The Williams Investment Plus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s Administrative Committee. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

June 15, 2012

THE WILLIAMS INVESTMENT PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
Assets:
Investments (at fair value)	$840,226,853	$824,140,709
Notes receivable from participants	18,009,211	16,412,642
Due from brokers	519,928	333,393
Noninterest-bearing cash	90,097	42,723

Total assets (at fair value)	858,846,089	840,929,467

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,529,885)	(915,765)

Net assets available for benefits	$856,316,204	$840,013,702

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Additions to net assets:
Contributions:
Participant	$40,738,926
Employer	26,577,990
Rollovers	2,796,518

Total contributions	70,113,434
Net investment loss:
Net decrease in fair value of investments	(27,555,084)
Dividends	21,687,579
Interest	41,571
Investment expenses	(116,158)

Total net investment loss	(5,942,092)

Interest income on notes receivable from participants	826,191

Total additions to net assets	64,997,533

Deductions from net assets:
Withdrawals	(48,664,745)
Dividend distributions	(30,286)

Total deductions from net assets	(48,695,031)

Net increase during the year	16,302,502

Net assets available for benefits at beginning of year	840,013,702

Net assets available for benefits at end of year	$856,316,204

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1—Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its participating subsidiaries (collectively, “Williams” or “Employer”), excluding employees represented by certain collective bargaining agreements and certain other employees, as defined. A small portion of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulation Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by such participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to select investment funds available to the participants; monitor the performance of the trustee, investment funds and investment managers; and appoint, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility for the implementation of actions required to be performed by such committee under ERISA (after taking into account the terms of the Plan and the Trust Agreement) with respect to overriding the terms of the Plan which require the availability of a fund consisting of common stock issued by The Williams Companies, Inc. unless such action relates to Section 404(c) of ERISA or such actions could be implemented by the trustee. The Benefits Committee, in its settlor capacity, may amend the Plan provided it is a non-material amendment as detailed in the Plan. Fidelity Management Trust Company is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc. provides certain other record keeping services for the Plan. The Compensation Committee of the Williams Board of Directors, in its settlor capacity, has the right to terminate or amend the Plan.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1—Description of plan (continued)

Contributions

Each eligible participant has an Employee Contribution Account, consisting of, as applicable, an After-Tax Account, a Pre-Tax Account, a Catch-up Contribution Account, and a Rollover Contribution Account. Additionally, as applicable, each eligible participant has an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account. In addition, certain participants may also have a Bonus Employee Stock Ownership Plan (“BESOP”) Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, a WESOP Account, a 2005 ERISA Settlement Account, a 2006 Securities Settlement Account, and a 2006 Salomon Settlement Account, as applicable.

The Pre-Tax Account is made up of amounts contributed from the participant’s “before tax” compensation. Each eligible employee participant may contribute from 1 percent to a maximum of 30 percent of their eligible compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The maximum pre-tax contribution percentage is subject to periodic adjustment in order to meet discrimination testing requirements of the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2011.

Participants may elect to invest in various investment options, including a self-directed fund, provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan no longer allows participants’ contributions, including employer and employee contributions, loan payments, and rollovers in shares of Williams common stock. Following the 2010 completion of this phase-out of Williams common stock, a small portion of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund, as it was not required to be liquidated. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1—Description of plan (continued)

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant’s account becomes totally vested by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, permanent job elimination or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants affected by permanent job elimination or permanent reduction in work force are also 100 percent vested.

On December 31, 2011, Williams completed the spin-off of its 100 percent interest in WPX Energy, Inc. (“WPX”) to its shareholders. Employees that transferred from Williams to WPX as a result of the spin-off became 100 percent vested in their balances in the Plan.

Generally, the payment of benefits under the Plan shall be made in cash, or if requested by the participant with respect to amounts held in the ESOP portion of the Plan, in Williams common stock, with the balance paid in cash.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

In-service withdrawals

Eligible participants may request a partial withdrawal from the Plan of their Rollover Contribution Account and a portion, as defined in the Plan document, of their After-Tax Account. Eligible participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Contribution Account and the balance of the After-Tax Account.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1—Description of plan (continued)

Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every 12 months.

A participant who is at least age 59 1/2 may request a post-59 1/2 withdrawal from the Plan. The withdrawal can include the vested portion of their Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account, and BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for post-59 1/2 withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account before age 59 1/2 may be made if the participant is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1—Description of plan (continued)

Other

Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income (loss), including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares in the Plan’s ESOP.

While the Compensation Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of termination, each participant would become fully vested in their entire account balance.

Note 2—Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except as indicated within this Note. Benefit payments are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a withdrawal is recorded.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 2—Summary of significant accounting policies (continued)

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Investment valuation and income recognition

The Plan’s investments are stated at fair value except for the investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust with fully benefit-responsive investment contracts, which is presented at fair value and adjusted to contract value as reported to the Plan by the trustee (see Note 5). Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 4.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including record keeping and audit fees, of the Plan are paid by Williams.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 2—Summary of significant accounting policies (continued)

Accounting standards issued but not yet adopted

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, “Fair Value Measurements” (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The provisions of ASU 2011-04 are not expected to have a material impact on the Plan’s financial statements.

Note 3—Investments

The following investments, at fair value, represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2011	2010
MIP II Fund*	$104,124,782	$92,742,106
Fidelity Contrafund Class K	97,634,373	100,154,437
PIMCO Total Return Institutional Fund	80,442,407	78,836,436
Fidelity Freedom K 2020 Fund	74,093,098	***
Fidelity Freedom 2020 Fund	***	70,218,955
Fidelity Diversified International Fund Class K	67,137,469	82,397,680
Vanguard Institutional Index Fund	57,390,859	57,145,926
T. Rowe Price Institutional Small-Cap Stock Fund	54,939,692	52,166,083
Davis New York Venture Fund Class Y	48,163,415	54,360,013
Fidelity Puritan Fund Class K	47,277,956	46,760,109
Fidelity Freedom K 2030 Fund	43,898,518	**

*	The contract value of the MIP II Fund at December 31, 2011 is $101,594,897 and at December 31, 2010 is $91,826,341.
**	Investment did not equal or exceed 5 percent of the Plan’s net assets available for benefits for this year.
***	During 2011, the Fidelity Freedom retail class funds were removed as investment options in the Plan and replaced with Fidelity Freedom Class K funds.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 3—Investments (continued)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in fair value as follows:

Mutual funds	$(29,554,350)
Common stocks	2,013,850
Other	(14,584)

$(27,555,084)

Note 4—Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of common stocks, mutual funds, and money market funds that are traded on U.S. exchanges. The Plan’s Level 2 investments primarily consist of the MIP II Fund. The Plan has no Level 3 investments.

The fair values of common stocks, including exchange-traded funds within various other equities, are derived from quoted market prices as of the close of business on the last business day of the Plan year. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values of the shares held by the Plan. The units of the MIP II Fund are valued at fair value using the net asset value as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 5).

There have been no significant changes in the preceding valuation methodologies used at December 31, 2011 and 2010. Additionally, there were no significant transfers or reclassifications of investments between Level 1, Level 2, or Level 3 from December 2010 to December 2011. If transfers between levels occur, the Plan will recognize the transfers as of the end of the period.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 4—Fair value measurements (continued)

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s Administrative Committee believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WPX spin-off

On December 31, 2011, Williams completed the spin-off of WPX by means of a special stock dividend. One share of WPX common stock was distributed for every three shares of Williams common stock, including the Williams common stock held in the Plan’s Legacy WMB Stock Fund. The WPX common shares were deposited to the Plan on January 3, 2012. The fair value of Williams common stock presented in the following table reflects the unadjusted closing price on the last business day of the year, prior to the spin-off of WPX (see Note 9).

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 4—Fair value measurements (continued)

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2011 and 2010.

	Level 1	Level 2	Level 3	Total
2011:
Mutual funds:
Domestic equity funds	$303,976,786			$303,976,786
Target date funds	168,965,291			168,965,291
Fixed income funds	80,442,407			80,442,407
International equity funds	67,137,469			67,137,469
Balanced funds	47,277,956			47,277,956
Various other funds	14,295,480			14,295,480
Common stocks:
Williams common stock	14,385,963			14,385,963
Various other equities	25,120,852			25,120,852
Money market funds	13,406,890			13,406,890
MIP II Fund (see Note 5)		$104,124,782		104,124,782
Other	130,301	962,676		1,092,977

Total investments at fair value	$735,139,395	$105,087,458	$—	$840,226,853

2010:
Mutual funds:
Domestic equity funds	$301,264,317			$301,264,317
Target date funds	159,240,328			159,240,328
Fixed income funds	78,836,436			78,836,436
International equity funds	82,397,680			82,397,680
Balanced funds	46,760,109			46,760,109
Various other funds	14,786,872			14,786,872
Common stocks:
Williams common stock	12,752,447			12,752,447
Various other equities	24,403,442			24,403,442
Money market funds	10,956,972			10,956,972
MIP II Fund (see Note 5)		$92,742,106		92,742,106

Total investments at fair value	$731,398,603	$92,742,106	$—	$824,140,709

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 5—Common/collective trust – Fidelity Managed Income Portfolio II Fund

Description and investment strategy of the MIP II Fund

The Plan holds an investment in the MIP II Fund, a common/collective trust. The MIP II Fund is a commingled pool managed by Fidelity Management Trust Company (“MIP II Fund Trustee”) as trustee. The MIP II Fund’s investment objective is to seek preservation of capital while providing a competitive level of income over time and to maintain a stable net asset value of $1.00 per unit. The MIP II Fund primarily invests in fixed income securities, including U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, as well as bond funds and money market funds. The MIP II Fund may invest in derivative instruments, including futures contracts and swap agreements. Additionally, the MIP II Fund enters into wrap contracts with third-party issuers, such as financial institutions or insurance companies, normally rated in the top three long-term rating categories (A- or the equivalent and above). The wrap contracts are designed to allow the portfolio to maintain a constant net asset value and to protect the portfolio in extreme circumstances.

Restrictions on withdrawals and exchanges

Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12 months’ written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 6—Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated September 1, 2011, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan’s administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 6—Tax status and federal income taxes (continued)

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties in relation to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Periods for which the Plan’s trust is no longer subject to income tax examinations related to the Plan’s Forms 5500 are considered closed for tax filing purposes.

Note 7—Differences between financial statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010
Net assets available for benefits per the financial statements	$856,316,204	$840,013,702
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,529,885	915,765
Amounts allocated to withdrawing participants	(463,231)	(333,393)

Net assets available for benefits per the Form 5500	$858,382,858	$840,596,074

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2011:

Net increase during the year	$16,302,502
Less: Amounts allocated to withdrawing participants at December 31, 2011	(463,231)
Add: Amounts allocated to withdrawing participants at December 31, 2010	333,393
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	2,529,885
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(915,765)

Net income per Form 5500	$17,786,784

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 7—Differences between financial statements and Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

Note 8—Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 9—Subsequent events

As described in Note 4, on December 31, 2011, Williams completed the spin-off of WPX. The Plan received shares of WPX common stock as a stock dividend on the Williams common stock held in the Plan’s Legacy WMB Stock Fund. Due to the nature of the contributions used to acquire the Williams common stock held in the Legacy WMB Stock Fund, IRS regulations required the Plan to divest the WPX common stock and use the proceeds to reinvest in Williams common stock within 90 days of the disposition. As a result, the Plan’s Administrative Committee engaged an independent fiduciary to sell the WPX common shares on the public market and use the proceeds to purchase shares of Williams common stock to be held in the Legacy WMB Stock Fund. The sales of the WPX common stock and subsequent purchases of Williams common stock were completed in January 2012. Blackout periods occurred with respect to the WPX and WMB stock in the Plan in order to complete these transactions.

Employees who transferred from Williams to WPX had the opportunity to voluntarily elect to participate in a one-time group rollover of their entire vested balance in the Plan, including participant loans, to the new WPX Energy Savings Plan (“WPX Plan”). For those employees who elected to participate in the group rollover, all investments in the employee’s Plan account, excluding the Legacy WMB Stock Fund, were transferred in-kind from the Plan to the WPX Plan on January 17, 2012. Any Williams common stock held in the Legacy WMB Stock Fund, as well as WPX stock received as a dividend on the Williams common stock, was sold and the cash proceeds transferred to the WPX Plan. The group rollover resulted in investment transfers totaling approximately $82.6 million including approximately $2.2 million of participant loans.

SUPPLEMENTAL SCHEDULE

Schedule 1

THE WILLIAMS INVESTMENT PLUS PLAN

EIN: 73-0569878 PLAN: 008

Schedule H, line 4i—Schedule of Assets (held at end of year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	Fidelity	Fidelity Managed Income Portfolio II – 101,594,897 shares		$104,124,782

	PIMCO	PIMCO Total Return Institutional Fund – 7,400,405 shares		80,442,407

*	Fidelity	Fidelity Puritan Fund Class K – 2,674,093 shares		47,277,956

	Vanguard	Vanguard Institutional Index Fund – 498,877 shares		57,390,859

	Vanguard	Vanguard Equity Income ADM Fund – 576,298 shares		26,457,842

*	Fidelity	Fidelity Contrafund Class K – 1,448,366 shares		97,634,373

	Davis Selected Advisers	Davis New York Venture Fund Class Y – 1,467,502 shares		48,163,415

	T. Rowe Price	T. Rowe Price Institutional Large-Cap Core Fund – 1,400,044 shares		19,390,605

	T. Rowe Price	T. Rowe Price Institutional Small-Cap Stock Fund – 4,072,624 shares		54,939,692

*	Fidelity	Fidelity Diversified International Fund Class K – 2,634,909 shares		67,137,469

*	Fidelity	Fidelity Freedom K Income Fund – 528,321 shares		5,970,022

*	Fidelity	Fidelity Freedom K 2010 Fund – 1,690,620 shares		20,456,503

*	Fidelity	Fidelity Freedom K 2020 Fund – 5,960,828 shares		74,093,098

*	Fidelity	Fidelity Freedom K 2030 Fund – 3,500,679 shares		43,898,518

*	Fidelity	Fidelity Freedom K 2040 Fund – 1,654,832 shares		20,801,239

*	Fidelity	Fidelity Freedom K 2050 Fund – 296,119 shares		3,745,911

*	The Williams Companies, Inc.	Common stock – 435,620 shares		14,385,963

*	Self-Directed Fund	A self-directed fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		53,916,199

		Investments (at fair value)		840,226,853

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		18,009,211

				$858,236,064

*	Party-in-interest
**	Column not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE WILLIAMS INVESTMENT PLUS PLAN

    (Name of Plan)

/s/ Laura Hunter

Laura Hunter

Chairman, Administrative Committee

The Williams Companies, Inc.

Date: June 15, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm